

October 15, 2021

Adam Satterfield
Chief Financial Officer
Old Dominion Freight Line, Inc.
500 Old Dominion Way
Thomasville, NC 27360

> **Re: Old Dominion Freight Line, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 24, 2021**
> **File No. 000-19582**

Dear Mr. Satterfield:

We have reviewed your September 22, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Risk Factors, page 6

1. We note your response to prior comment 1 identifies several transition risks disclosed in your Form 10-K. Tell us how you considered disclosing other transition risks related to climate change such as changes in customer behavior, advances in technology, and market trends specific to the trucking industry.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

2. Your response to prior comment 2 states that the physical effects of climate change have not had a material effect on your business, financial condition and results of operations. Provide us with an analysis supporting this statement.

3.   We note from your response to prior comment 3 that past capital expenditures for climate-related projects have not had a material effect on your business, financial condition and results of operations. Provide us with additional detail to support this statement.

4.   Your response to prior comment 4 states that any changes in compliance costs related to climate change have not had a material effect on your business, financial condition and results of operations. Tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.

    You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation